UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Gaspetro conclude exit from Gasmar

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Rio de Janeiro, February 15, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 04/09/21, informs that it concluded today, together with its subsidiary Petrobras Gás S.A. (Gaspetro), the transaction to finalize the pending litigation with Termogás S.A. (Termogás). As a result of this transaction, Termogás acquired the shares of Companhia Maranhense de Gás (Gasmar) held by Gaspetro, which correspond to 23.5% of the total capital stock.

After compliance with all the precedent conditions, the operation was concluded with the payment of R$ 56.9 million to Gaspetro, already with the adjustments foreseen in the contract.

The transaction is part of Gaspetro's portfolio optimization strategy and is aligned with the Term of Cessation Commitment (TCC) for the natural gas market signed with CADE in July 2019 to promote competition in this sector in Brazil.

Petrobras is conducting the divestment process of its participation in Gaspetro, as communicated to the market on 02/27/2020, 05/15/2020, 07/10/2020, 12/30/2020, and 07/28/2021, and this operation does not change the conditions agreed between Petrobras and Compass Gás e Energia for the sale of Gaspetro shares.

About Gasmar

Gasmar is a mixed economy company, and the Government of the State of Maranhão is the other shareholder, with a 25.5% stake in its capital stock. Gasmar holds the concession, with exclusivity, to provide distribution and sales services for piped natural gas in the entire territory of the State of Maranhão.

About Termogás

Termogás is a company responsible for several undertakings in the energy, infrastructure and natural gas sectors. One of these ventures is Gasmar, in which Termogás, upon completion of this operation, becomes the owner of 74.5% of its total capital stock.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer